Exhibit 21.1

Subsidiaries of Artisan Partners Asset Management Inc.

Name	Jurisdiction of Incorporation/Organization
Artisan Partners Holdings LP	Delaware
Artisan Distributors LLC	Wisconsin
Artisan Investments GP LLC	Delaware
Artisan Partners Limited Partnership	Delaware
Artisan Asia-Pacific PTE Ltd.	Singapore
Artisan Partners Limited	United Kingdom
Artisan Partners UK LLP	United Kingdom
Artisan Partners Services LLC	Delaware
Artisan Partners Alternative Investments GP LLC	Delaware
Artisan Partners Launch Equity LP	Delaware